Exhibit 99.1

MINISO Group Announces March Quarter 2026 Unaudited Financial Results

Group Revenue Grew by 28.5% to RMB 5,688.4 million and Surpassed Expectation Powered by Mid-single Digit SSSG(1)

MINISO Chinese Mainland Delivered its Fifth Consecutive Quarter of Accelerating Growth

Operating Profit Grew by 114.3% YoY, with Margin of 26.7%

Adjusted Operating Profit(2) Excluding FX(3) grew by 14.3% YoY, with Margin of 14.7%

Profit for the Period Grew by 199.7% YoY, with Margin of 21.9%

Adjusted Net Profit(2) Excluding FX(3) grew by 8.1% YoY, with Margin of 11.1%

GUANGZHOU, China, May 26, 2026 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced its unaudited financial results for the quarter ended March 31, 2026 ( “26Q1”).

Selected Financial Information

	For the quarter ended March 31,			Year-over-
	2025	2026		year
Item	(Unaudited)	(Unaudited)		(“YoY”)
	RMB million	RMB million	US$ million	change
Revenue	4,427.0	5,688.4	824.6	28.5%
Gross profit	1,958.0	2,464.0	357.2	25.8%
Operating profit	709.8	1,521.4	220.6	114.3%
Adjusted operating profit(2) excluding FX(3)	733.1	838.1	121.5	14.3%
Profit for the period	416.5	1,248.1	180.9	199.7%
Adjusted net profit(2) excluding FX(3)	585.6	633.1	91.8	8.1%

Store Network Expansion

As of March 31, 2026, the Company’s total store count reached 8,565, representing a net increase of 797 YoY and 80 YTD(4).

•	MINISO Brand: totaled 8,210 stores (up 722 YoY and 59 YTD(4)), driven by:

•	Chinese Mainland: 4,593 stores (up 318 YoY and 25 YTD(4)).

•	Overseas Markets: 3,617 stores (up 404 YoY and 34 YTD(4)).

•	TOP TOY Brand: totaled 355 stores (up 75 YoY and 21 YTD(4)).

1

The following table provides a breakdown of the Company’s store network and its changes on a YoY and YTD(4) basis. About 56% of new MINISO stores in the past twelve months were located in overseas markets.

	As of
	March 31, 2025	December 31, 2025	March 31, 2026	YoY	YTD(4)
Number of stores on group level	7,768	8,485	8,565	797	80
Number of MINISO stores	7,488	8,151	8,210	722	59
Chinese mainland	4,275	4,568	4,593	318	25
— Directly operated stores	20	18	15	(5)	(3)
— Stores operated under Retail Partner model	4,229	4,522	4,552	323	30
— Stores operated under distributor model	26	28	26	-	(2)
Overseas markets	3,213	3,583	3,617	404	34
— Directly operated stores	548	700	745	197	45
— Stores operated under Retail Partner model	432	432	436	4	4
— Stores operated under distributor model	2,233	2,451	2,436	203	(15)

Number of TOP TOY stores	280	334	355	75	21
Chinese mainland	276	304	316	40	12
— Directly operated stores	38	35	35	(3)	-
— Stores operated under Retail Partner model	238	269	281	43	12
Overseas markets	4	30	39	35	9
— Directly operated stores	2	15	21	19	6
— Stores operated under Retail Partner model	2	4	4	2	-
— Stores operated under distributor model	-	11	14	14	3

Mr. Guofu Ye, Founder, Chairman and CEO of MINISO, commented, “Revenue on group level grew by 28.5% YoY, kicking off 2026 by outperforming our previous expectation. MINISO Chinese mainland achieved a 29.6% YoY revenue growth in 26Q1, delivering a fifth consecutive quarter of acceleration since March quarter of 2025, powered by its another solid high-single digit SSSG. Revenue from MINISO overseas grew by 21.9%, powered by low-single digit SSSG. By deepening our glocalization moat in integrating local talent, tailoring product offerings and optimizing regional execution, as well as maintaining rigorous operational discipline, we are unleashing growth momentum from our overseas markets. TOP TOY recorded a 51.4% YoY revenue growth in 26Q1, sustaining its robust growth momentum in pop toy industry.

MINISO Group’s outstanding performance this quarter serves as a powerful validation of the momentum we are building. My personal intension to increase my holdings as announced in April 2026 is a direct reflection of my conviction in the Company’s development prospects. I believe MINISO Group’s current valuation has yet to reflect its true intrinsic potential.”

2

“Entering the second half of 2026, we will continue to deepen our globalization and IP strategies, driving high-quality growth through continuous product mix optimization, upgrade and expansion of our store network and leveraging a multi-dimensional IP matrix. We are firmly advancing with purpose toward our long-term objectives.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “Our sustained top-line excellence underscore our competitive edge in capturing market share and our unwavering brand influence, powered by another strong SSSG on group level. Excluding FX(3), adjusted operating profit(2) would have increased 14.3% with a margin of 14.7%, underscoring the healthy growth of our core business.”

“In April and May 2026, we distributed cash dividends of US$115.8 million, bringing our shareholders returns totaling RMB6.2 billion since our U.S. IPO in 2020. We believe that our share price has been trading below its intrinsic value and the Company is also planning to conduct share repurchases depending on market conditions. Moving forward, we will continue to exercise disciplined cost control and prudent budgeting, balancing both growth and our commitment to bringing stable and foreseeable returns to shareholders.” Mr. Zhang concluded.

Financial Results for 26Q1

Revenue was RMB5,688.4 million (US$824.6 million), representing an increase of 28.5% YoY, powered by a mid-single digit SSSG on group level.

Revenue from MINISO brand increased by 26.6% YoY to RMB5,173.4 million (US$750.0 million), mainly driven by (i) an increase of 29.6% in revenue from Chinese mainland, powered by its high-single digit SSSG, and (ii) an increase of 21.9% in revenue from overseas markets, powered by its low-single digit SSSG. Overseas revenue contributed 37.5% of revenue from MINISO brand, compared to 39.0% in the same period last year.

Revenue from TOP TOY brand(5) increased by 51.4% YoY to RMB514.5 million (US$74.6 million).

For more information on the composition and YoY change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB3,224.4 million (US$467.4 million), representing an increase of 30.6% YoY.

Gross profit was RMB2,464.0 million (US$357.2 million), representing an increase of 25.8% YoY.

Gross margin was 43.3%, compared to 44.2% in the same period last year. The contraction of gross margin was due to lower revenue contribution from our higher-margin overseas business of MINISO brand, among other factors.

Selling and distribution expenses were RMB1,470.9 million (US$213.2 million), representing an increase of 44.0% YoY. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,394.7 million (US$202.2 million), representing an increase of 37.7% YoY. The increase was mainly attributable to a 34.6% increase in the directly operated stores related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses, slowing down from the YoY increase of 50.2% in the full year of 2025. Promotion and advertising expenses increased 73.7%, as a percentage of revenue at around 3%. Logistic expenses increased 43.5%, as a percentage of revenue stabilizing at around 2% in both comparative periods. Licensing expenses increased 42.0%, which was in relation to the Company’s strategic commitment to IP development to pave the way for future growth, as a percentage of around 2.6% of revenue, compared to 2.4% in the same period last year.

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General and administrative expenses were RMB297.3 million (US$43.1 million), representing an increase of 22.8% YoY. Excluding share-based compensation expenses, general and administrative expenses were RMB264.8 million (US$38.4 million), representing an increase of 17.4% YoY. The YoY increase was primarily due to the increase in personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB821.8 million (US$119.1 million), compared to RMB20.8 million in the same period last year. The increase was mainly due to an unrealized mark-to-market gain of RMB874.6 million (US$126.8 million) arising from fair value changes of an investment in a limited partnership, reflecting its early stage strategic pre-IPO investment in the AI industry. This was partially offset by a net foreign exchange loss of RMB82.5 million (US$ 12.0million), compared to a net foreign exchange gain of RMB1.6 million in the same period last year.

Operating profit increased 114.3% to RMB1,521.4 million (US$220.6 million), compared with RMB709.8 million in the same period last year, mainly driven by an increase in other net income mentioned above, partially offset by higher equity-settled share-based payment expenses related to TOP TOY compared with the prior-year period.

Operating margin was 26.7%, compared with 16.0% in the same period last year.

Adjusted operating profit(2) was RMB755.5 million (US$109.5 million), compared with RMB734.7 million in the same period last year. If excluding FX(3), it would have been RMB838.1 million (US$121.5 million), representing an increase of 14.3% YoY.

Adjusted operating margin(2) was 13.3%, compared 16.6% in the same period last year. If excluding FX(3), it would have been 14.7%.

Net finance cost was RMB104.0 million (US$15.1 million), compared to RMB49.0 million in the same period last year. The YoY change was mainly attributable to the decrease in interest income as a result of decreased principal in bank deposit, and increased finance cost. The increase in finance cost was mainly due to (i) increased interest expenses on lease liabilities in line with the Company’s investment in directly operated stores; (ii) increased interest expenses in relation to the equity linked securities issued in 2025 (the “Equity Linked Securities”), which is excluded in non-IFRS financial measures(2), and (iii) increased interest expenses in relation to a borrowing in connection with the acquisition of the equity interest in Yonghui Superstores Co., Ltd * (永輝超市股份有限公司) (“Yonghui” ), which is also excluded in non-IFRS financial measures(2), driven by the full-quarter recognition of interest on such borrowing in 26Q1 versus a pro-rated portion in the prior-year period.

Share of profit of equity-accounted investees, net of tax was RMB78.2 million (US$11.3 million), compared to share of loss of RMB2.0 million in the same period last year. The YoY increase was mainly attributable to share of profit in Yonghui of RMB77.5 million (US$11.2 million), which has been excluded in non-IFRS financial measures(2).

Changes in fair value of redemption liabilities were RMB21.4 million (US$3.1 million), which was a non-cash loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025 and has been excluded in non-IFRS financial measures(2).

4

Other expenses were RMB50.8 million (US$7.4 million), including loss from fair value change of certain derivative under mark-to-market impact, which is in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(2).

Effective tax rate was 12.3%, compared to 26.6% in the same period last year. The decrease in effective tax rate was primarily driven by non-taxable gain at the consolidation level.

Adjusted effective tax rate(2) was 24.9%, which excluded the impact on effective tax rate as a result of adjusted items, compared to 20.5% in the same period last year.

Profit for the period increased 199.7% YoY to RMB1,248.1 million (US$180.9 million), compared to RMB416.5 million in the same period last year. The increase was primarily attributable to the following factors: (i) the unrealized mark-to-market gain of RMB874.6 million (US$126.8 million) from fair value changes of an investment in a limited partnership investing in the AI industry, (ii) RMB77.5 million (US$11.2 million) share of profit from its investment in Yonghui, and (iii) lapping the one-off derivative issuance cost of RMB44.7 million on the Equity Linked Securities recorded in the prior-year period. Such positive contributions were partially offset by the following factors: (i) higher equity-settled share-based payment expenses related to TOP TOY compared with the prior-year period, (ii) net foreign exchange loss of RMB82.5 million (US$12.0 million), reversing the net foreign exchange gain of RMB1.6 million recorded in the same period last year, (iii) a loss arising from changes in fair value of redemption liabilities arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025; and (iv) an increase in interest expenses related to the Equity Linked Securities and bank loans used for acquisition of the equity interest of Yonghui.

Net profit margin was 21.9%, compared to 9.4% in the same period last year.

Adjusted net profit(2) was RMB550.6 million (US$79.8 million), compared to RMB587.2 million in the same period last year. If excluding FX(3), it would have been RMB633.1 million (US$91.8 million), representing an increase of 8.1% YoY.

Adjusted net margin(2) was 9.7%, compared to 13.3% in the same period last year. If excluding FX(3), it would have been 11.1%, compared to 13.2% in the same period last year.

Adjusted EBITDA(2) increased 6.6% YoY to RMB1,105.7 million (US$160.3 million).

Adjusted EBITDA margin(2) was 19.4%, compared to 23.4% in the same period last year.

Basic earnings per ADS was RMB4.12 (US$0.60), compared to RMB1.36 in the same period last year, representing an increase of 202.9% YoY.

Diluted earnings per ADS was RMB4.08 (US$0.59), compared to RMB1.36 in the same period last year, representing an increase of 200.0% YoY.

Adjusted basic and diluted earnings per ADS(2) were both RMB1.80 (US$0.26), compared to RMB1.92 and RMB1.88 respectively in the same period last year.

Cash position(6), which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB7,049.1 million (US$1,021.9 million) as of March 31, 2026, compared to RMB7,087.9 million as of December 31, 2025.

5

Net cash from operating activities was RMB365.2 million (US$52.9 million) for 26Q1, capital expenditure was RMB270.6 million (US$39.2 million) and free cash flow was RMB94.6 million (US$13.7 million).

Notes:

(1)	“SSSG” refers to the year-over-year growth of same-store GMV. “Same-store GMV” refers to the GMV generated by those stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods, closed for less than 30 days during both comparative periods, and, for MINISO stores outside of China, operated for at least 15 full months at the end of the reporting period.
(2)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.
(3)	“FX” refers to net foreign exchange gain or loss for the periods.
(4)	“YTD” refers to the three months ended March 31, 2026.
(5)	Revenue from TOP TOY brand only represents revenue generated from external parties.
(6)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, May 26, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/95725759937?pwd=eaZoICKP3u9Oc6bDEr7aBtpGzzvJ8K.1

Meeting Number: 957 2575 9937

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

6

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – “MINISO” and “TOP TOY”. The Company’s flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company’s products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026, which was RMB6.8980 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted operating margin, adjusted effective tax rate, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its core business performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding (i) equity-settled share-based payment expenses and (ii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted operating margin by dividing adjusted operating profit by revenue for the same period. MINISO defines adjusted effective tax rate as the effective tax rate excluding the tax impact of adjusted items, under non-IFRS financial measures. MINISO defines adjusted net profit as profit for the period excluding (i) equity-settled share-based payment expenses, (ii) gain or loss from fair value change of derivatives, (iii) issuance cost of derivatives, (iv) interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, (v) share of profit or loss of Yonghui, net of tax, (vi) changes in fair value of redemption liabilities arising from preferred shares, and (vii) gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus (i) depreciation and amortization, (ii) finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, and (iii) income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares. Starting from 26Q1, to more accurately reflect the Company’s core business performance, the Company has adopted revised definitions of adjusted operating profit and adjusted net profit by excluding gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry from the calculation of these items. The Company recorded loss of nil and RMB829.0 thousand, and gain of RMB25.4 million and RMB53.8 million from fair value changes of an investment in a limited partnership investing in the AI industry for the three months ended March 31, June 30, September 30, and December 31, 2025, respectively. To ensure comparability, the Company has retrospectively adjusted its non-IFRS financial measures for prior periods.

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MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its core business performance and formulate business plans. These non-IFRS financial measures enable the management to assess its core business results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its core business performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its core business results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s core business. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to operating profit, operating margin, effective tax rate, profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s core business performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS financial measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

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MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2025	March 31, 2026
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	2,109,385	2,295,108	332,721
Right-of-use assets	5,121,039	5,426,807	786,722
Intangible assets	94,951	99,209	14,382
Goodwill	223,187	215,321	31,215
Deferred tax assets	288,679	289,006	41,897
Other investments	201,727	1,076,320	156,034
Trade and other receivables	247,511	280,059	40,600
Financial derivative assets	774,103	543,018	78,721
Interests in equity-accounted investees	5,486,648	5,567,263	807,084
	14,547,230	15,792,111	2,289,376

Current assets
Other investments	-	1,589,132	230,376
Inventories	3,691,238	3,568,677	517,350
Trade and other receivables	3,307,129	3,335,325	483,520
Cash and cash equivalents	6,817,129	5,221,920	757,019
Restricted cash	54,229	67,519	9,788
Term deposits	216,567	170,518	24,720
	14,086,292	13,953,091	2,022,773
Total assets	28,633,522	29,745,202	4,312,149

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MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
(Expressed in thousands)

	As at	As at
	December 31, 2025	March 31, 2026
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	94	94	14
Additional paid-in capital	2,887,905	2,083,400	302,030
Other reserves	2,232,854	2,139,183	310,116
Retained earnings	5,497,910	6,748,647	978,348
Equity attributable to equity shareholders of the Company	10,618,763	10,971,324	1,590,508
Non-controlling interests	100,508	104,235	15,111
Total equity	10,719,271	11,075,559	1,605,619

LIABILITIES
Non-current liabilities
Contract liabilities	22,418	21,804	3,161
Loans and borrowings	5,415,416	5,421,999	786,025
Other payables	72,586	74,626	10,818
Lease liabilities	2,713,798	3,017,729	437,479
Financial derivative liabilities	1,184,050	997,166	144,559
Deferred income	33,053	32,812	4,757
	9,441,321	9,566,136	1,386,799

Current liabilities
Contract liabilities	388,746	385,298	55,856
Loans and borrowings	1,751,018	2,058,501	298,420
Trade and other payables	4,516,491	4,026,051	583,655
Lease liabilities	950,784	1,020,318	147,915
Deferred income	965	965	140
Current taxation	291,245	224,861	32,598
Dividend payables	-	801,431	116,183
Redemption liabilities arising from preferred shares	573,681	586,082	84,964
	8,472,930	9,103,507	1,319,731
Total liabilities	17,914,251	18,669,643	2,706,530
Total equity and liabilities	28,633,522	29,745,202	4,312,149

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MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000
Revenue	4,427,044	5,688,388	824,643
Cost of sales	(2,469,007)	(3,224,357)	(467,434)

Gross profit	1,958,037	2,464,031	357,209
Other income	3,020	5,916	858
Selling and distribution expenses	(1,021,186)	(1,470,912)	(213,237)
General and administrative expenses	(242,144)	(297,293)	(43,098)
Other net income	20,835	821,841	119,142
Credit loss on trade and other receivables	(8,775)	(2,174)	(315)

Operating profit	709,787	1,521,409	220,559
Finance income	36,915	16,474	2,388
Finance costs	(85,945)	(120,496)	(17,468)

Net finance costs	(49,030)	(104,022)	(15,080)
Share of (loss)/profit of equity-accounted investees, net of tax	(2,005)	78,192	11,335
Other expenses	(91,071)	(50,838)	(7,370)
Changes in fair value of redemption liabilities	-	(21,438)	(3,108)

Profit before taxation	567,681	1,423,303	206,336
Income tax expense	(151,222)	(175,201)	(25,399)

Profit for the period	416,459	1,248,102	180,937

Attributable to:
Equity shareholders of the Company	416,342	1,250,737	181,319
Non-controlling interests	117	(2,635)	(382)

Earnings per share for ordinary shares
-Basic	0.34	1.03	0.15
-Diluted	0.34	1.02	0.15

Earnings per ADS
(Each ADS represents 4 ordinary shares)
-Basic	1.36	4.12	0.60
-Diluted	1.36	4.08	0.59

12

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)
(Expressed in thousands)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000
Profit for the period	416,459	1,248,102	180,937

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(1,291)	(49,380)	(7,159)
Share of other comprehensive income of equity-accounted investees	-	813	118

Other comprehensive loss for the period	(1,291)	(48,567)	(7,041)

Total comprehensive income for the period	415,168	1,199,535	173,896

Attributable to:
Equity shareholders of the Company	416,306	1,203,917	174,531
Non-controlling interests	(1,138)	(4,382)	(635)

13

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
(Expressed in thousands, except for percentages)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of operating profit for the period to adjusted operating profit
Operating profit	709,787	1,521,409	220,559
Add back:
Equity-settled share-based payment expenses	24,930	108,715	15,760
Gain from fair value changes of an investment in a limited partnership investing in the AI industry	-	(874,593)	(126,789)

Adjusted operating profit	734,717	755,531	109,530
Adjusted operating margin	16.6%	13.3%	13.3%

Reconciliation of operating profit for the period to adjusted operating profit excluding FX(1)
Adjusted operating profit	734,717	755,531	109,530
Add back:
Net foreign exchange (gain) or loss	(1,577)	82,548	11,967

Adjusted operating profit excluding FX(1)	733,140	838,079	121,497
Adjusted operating margin excluding FX(1)	16.6%	14.7%	14.7%

Note:

(1)            “FX” refers to net foreign exchange gain or loss for the period.

14

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)
(Expressed in percentages)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
Reconciliation of effective tax rate to adjusted effective tax rate:
Effective tax rate	26.6%	12.3%

Impact on effective tax rate as a result of adjusted items	(6.1)%	12.6%
Adjusted effective tax rate	20.5%	24.9%

15

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)
(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	416,459	1,248,102	180,937
Add back:
Equity-settled share-based payment expenses	24,930	108,715	15,760
Loss from fair value change of derivatives(1)(2)	46,407	50,838	7,370
Issuance cost of derivatives(1)(3)	44,664	-	-
Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui(1)	54,745	73,515	10,657
-Interest expenses related to the Equity Linked Securities(4)	40,527	50,380	7,303
-Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	14,218	23,135	3,354
Share of profit of Yonghui, net of tax(1)	-	(77,458)	(11,229)
Changes in fair value of redemption liabilities(1)	-	21,438	3,108
Gain from fair value changes of an investment in a limited partnership investing in the AI industry(5)	-	(874,593)	(126,789)

Adjusted net profit	587,205	550,557	79,814
Adjusted net margin	13.3%	9.7%	9.7%

Attributable to:
Equity shareholders of the Company	586,999	552,340	80,072
Non-controlling interests	206	(1,783)	(258)

Adjusted net earnings per share(6)
-Basic	0.48	0.45	0.07
-Diluted	0.47	0.45	0.07

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
-Basic	1.92	1.80	0.26
-Diluted	1.88	1.80	0.26

16

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)
(Expressed in thousands, except for percentages)

	Three months ended March 31,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of adjusted net profit for the period to adjust net profit excluding FX(7):
Adjusted net profit	587,205	550,557	79,814

Add back:
Net foreign exchange (gain) or loss	(1,577)	82,548	11,967

Adjusted net profit excluding FX(7)	585,628	633,105	91,781

Adjusted net margin excluding FX(7)	13.2%	11.1%	11.1%

Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	587,205	550,557	79,814

Add back:
Depreciation and amortization	267,672	332,990	48,273
Finance costs excluding interest expenses related to the Equity Linked Securities	31,200	46,981	6,811
Income tax expense	151,222	175,201	25,399

Adjusted EBITDA	1,037,299	1,105,729	160,297

Adjusted EBITDA margin	23.4%	19.4%	19.4%

Notes:

(1)	These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its performance of core business in the future.

(2)	The gain or loss from fair value change of derivatives was a non-cash gain or expense that was related to the fair value of the Equity Linked Securities and call spread. It was determined primarily by movements in the underlying share price.

(3)	The issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(4)	For 26Q1, the RMB50.4 million interest expenses related to the Equity Linked Securities included RMB45.7 million non-cash portion and RMB4.7 million cash expense.

(5)	Gain or loss from fair value changes of an investment in a limited partnership investing in the AI industry was included in other net income or expense, which was an unrealized gains or loss arising from fair value changes of an investment in a limited partnership investing in the AI industry.

(6)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

(7)	“FX” refers to net foreign exchange gain or loss for the period.

17

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
(Expressed in thousands, except for percentages)

	Three months ended March 31,
	2025	2026
	RMB’000	RMB’000	US$’000	YoY
Revenue
MINISO Brand	4,085,778	5,173,402	749,985	26.6%
-Chinese mainland	2,493,775	3,232,254	468,578	29.6%
-Overseas markets	1,592,003	1,941,148	281,407	21.9%
TOP TOY Brand(1)	339,850	514,485	74,585	51.4%
Others	1,416	501	73	(64.6)%
	4,427,044	5,688,388	824,643	28.5%

Note:

(1) Revenue from TOP TOY brand only represents revenue generated from external parties.

18

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN CHINESE MAINLAND

	As of
	March 31, 2025	December 31, 2025	March 31, 2026	YoY	YTD(1)
By City Tiers
First-tier cities	569	609	605	36	(4)
Second-tier cities	1,773	1,881	1,894	121	13
Third- and lower-tier cities	1,933	2,078	2,094	161	16
Total	4,275	4,568	4,593	318	25

Note:

(1)	“YTD” refers to the three months ended March 31, 2026.

19

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	March 31, 2025	December 31, 2025	March 31, 2026	YoY	YTD(1)
By Regions
Asia excluding China	1,663	1,793	1,801	138	8
North America	375	461	499	124	38
Latin America	646	722	722	76	-
Europe	301	361	355	54	(6)
Others	228	246	240	12	(6)
Total	3,213	3,583	3,617	404	34

Note:

(1) “YTD” refers to the three months ended March 31, 2026.

*For identification purpose only

20